UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Aberdeen Mining Company .

(Name of Issuer)

Common Stock

(Title of Class of Securities)

003050101

(CUSIP Number)

C&M Transportation, Inc.

5510 Kansas Avenue

Kansas City, KS 66106

Attn: John Ohle

(913) 287-2877

with copy to:

Russell Frandsen, Esq.

Squire, Sanders & Dempsey L.L.P.

801 South Figueroa Street, 14th Floor

Los Angeles, California 90017

(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.:

1.            Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

              C&M Transportation, Inc. (32-0024781)

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

        (a) ___

        (b) ___

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): __

6. Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	85.5%[1]
	8.	Shared Voting Power:	None
	9.	Sole Dispositive Power:	85.5%[1]
	10.	Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,8501

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 85.5%1

14. Type of Reporting Person (See Instruction): CO

_____________

1On March 8, 2004, C&M Transportation, Inc. received 88,879,850 shares of common stock of Aberdeen Mining Company, representing 90% of the issued and outstanding shares, in consideration for the sale of substantially all of the assets and liabilities of C&M Transportation, Inc. to Aberdeen Mining Company pursuant to the terms of the Asset Purchase Agreement, as further described in Item 4. Thereafter, on March 9, 2004, C&M Transportation, Inc. transferred 4,500,000 of the 88,879,850 shares of the common stock acquired pursuant to the Asset Purchase Agreement to a trade creditor in exchange for the creditor's cancellation of certain trade debt, the release of certain claims against C&M Transportation, Inc., and an agreement to continue to provide services. See Items 4 and 5. Therefore, C&M Transportation, Inc. currently owns 84,379,850 shares of common stock of Aberdeen Mining Company (the "Shares").

CUSIP No.:

1.            Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

              Velocity Holdings, Inc. (46-0482269)

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

        (a) ___

        (b) ___

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): __

6. Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	85.5%[2]
	8.	Shared Voting Power:	None
	9.	Sole Dispositive Power:	85.5%[2]
	10.	Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,8502

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 85.5%2

14. Type of Reporting Person (See Instruction): CO

_____________

2Vwlocity Holdings, Inc. indirectly holds 84,379,850 shares of the Company's common stock through its ownership of all of the outstanding stock of C&M Transportation, Inc., which directly owns the shares.

CUSIP No.:

1.            Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

              John Ohle

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

        (a) ___

        (b) ___

3. SEC Use Only

4. Source of Funds (See Instructions): IN

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): __

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	85.5%[3]
	8.	Shared Voting Power:	None
	9.	Sole Dispositive Power:	85.5%[3]
	10.	Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,8503

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 85.5%3

14. Type of Reporting Person (See Instruction): IN

_____________

2John Ohle indirectly owns the shares through his ownership of all of the outstanding stock of Velocity Holdings, Inc., which owns all of the outstanding stock of C&M Transportation, Inc., which directly owns the shares.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the "Common Stock") of Aberdeen Mining Company (the "Company"). The principal executive offices of the Company are located at 2024 105th PL. S.E., Everett, WA, 98208

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of C&M Transportation, Inc., a Kansas corporation ("C&M"), its sole shareholder, Velocity Holdings, Inc., a Kansas corporation ("Velocity"), and John Ohle, the sole shareholder and President of Velocity ("Mr. Ohle," together with C&M and Velocity, the "Reporting Persons"). The principal business and executive offices of Reporting Persons are 5510 Kansas Avenue, Kansas City, KS 66106. C&M is a LTL (less than truck load) freight delivery company headquartered in Kansas City, KS. Mr. Ohle is the President of C&M.

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding. During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired 88,879,850 shares of the Company's commons stock as consideration for the acquisition by the Company of substantially all of the assets and liabilities of C&M pursuant to the terms of that certain Asset Purchase Agreement, dated February 26, 2004 (the "Asset Purchase Agreement"), by and between the Company, C&M and Velocity. The terms of the transactions are further described in Item 4 below.

Item 4. Purpose of Transaction

On March 8, 2004, the Company acquired substantially all of the assets and liabilities of C&M. Pursuant to the terms of the Asset Purchase Agreement, the Company issued 88,879,850 shares of its common stock to C&M as consideration for the transfer to the Company of substantially all of the assets and liabilities of C&M. The 88,879,850 shares issued to C&M will bear a restrictive legend, and represent 90% of the Company's issued and outstanding shares at the close of the transaction. As a result of the transaction, C&M has obtained direct control of the Company by way of its ownership of ninety percent (90%) of the outstanding stock of the Company. Velocity, as the sole shareholder of C&M, has obtained indirect control of the Company through C&M's ownership of ninety percent (90%) of the outstanding stock of the Company. Mr. Ohle has obtained indirect control of the Company through his ownership of all of the outstanding stock of Velocity, which owns all of the outstanding stock of C&M, which owns ninety percent (90%) of the outstanding stock of the Company. The Company anticipates that it will amend its Articles of Incorporation to change its name to TransVentory, Inc. No funds, loans or pledges of any kind were involved in the transaction. This was a stock-for-asset transaction.

In evaluating C&M as a candidate for the proposed acquisition, the Company's directors considered various factors such as the strength of C&M's existing management, the anticipated potential for growth of the business of C&M, and the perception of how the proposed business of C&M will be viewed by the investment community and the Company' shareholders. In evaluating the Company, it is believed that the director of C&M placed a primary emphasis on our status as a company without material liabilities, whose common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Prior to the negotiation of the Agreement, there was no relationship between the Company and C&M, or their respective affiliates, directors or officers, or any associate of any such director or officer.

Upon the consummation of the acquisition, Arthur Richard Lefevre was appointed director of the Company. The former directors and officers of the Company resigned as of the acquisition date.

Mr. Lefevre is the President of Lefevre Consulting. Mr. Lefevre has served as senior project manager for firms such as TRW, Geodynamics and McDonnell Douglas. As senior project manager, Mr. Lefevre was instrumental in the development and management of critical government and defense contracts. Mr. Lefevre holds Bachelor and Master of Science degrees in Electrical Engineering from Colorado State University as well as a Master of Business Administration in Management from the University of Hawaii.

The board intends to appoint Mark A. Absher, Esq. and V. Michael Keys, III as interim directors to fill two of the vacant seats on the board.

Since 1997, Mr. Absher serves as Corporate Counsel for The National Community Foundation based in Brentwood, Tennessee. From 1990 to 1996, Mr. Absher served as Corporate Counsel for TTC Illinois which provided management support services to the transportation industry. Mr. Absher holds an undergraduate Bachelor of Arts degree and a Juris Doctorate Degree from The John Marshall Law School in Chicago. Mr. Absher is a former law clerk for the Illinois Appellate Court and for the 7th Circuit Federal bankruptcy court in Chicago.

V. Michael Keyes, III is the founder and president of The Keyes Company, a Tenant Real Estate Advisory Firm. As a tenant representative and consultant to corporations with facilities throughout North America for over 20 years, Mr. Keyes has completed over $400 million in tenant transactions. Mr. Keyes is also Chairman of the Board of atFamilies.com,Inc. an enterprise dedicated to empowering companies worldwide to nourish the full development and growth of their employee families

Mr. Keyes is a licensed Real Estate Professional in the State of California. He holds a Bachelor of Arts degree from California State University at Fullerton. Mr. Keyes has been actively involved in many charities including - The Anthony Robbins Foundation, FCA-Fellowship of Christian Athletes and BBL-Beyond the Bottom Line.

Under the Asset Purchase Agreement, C&M retained certain liabilities owing to a trade creditor (the "Creditor"). Pursuant to the terms of an agreement dated March 9, 2004, C&M agreed to transfer 4,500,000 of the 88,879,850 shares it acquired from the Company to the Creditor in exchange for the cancellation of the trade debt, a release of certain claims against the Company, and the Creditor's agreement to continue to provide services to C&M and the Company

Except as disclosed in this Item 4, the Reporting Persons have no other plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

  As a result of the transactions referenced in Item 4, C&M is the direct owner of 84,379,850 shares of the Company's common stock, representing 85.5% of the Company's outstanding shares of common stock. Velocity, as the sole shareholder of C&M, and Mr. Ohle, as the sole shareholder of Velocity, are indirect beneficial owners of 84,379,850 shares of the Company's common stock, representing 85.5% of the Company's outstanding shares of common stock.

  C&M has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 84,379,850 shares of the Company's common stock, representing 85.5% of the Company's outstanding shares of common stock. Velocity, as the sole shareholder of C&M, and Mr. Ohle, as the sole shareholder of Velocity, indirectly hold the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 84,379,850 shares of the Company's common stock, representing 85.5% of the Company's outstanding shares of common stock. The Reporting Persons do not share any power to vote or to direct the vote or power to dispose or to direct the disposition of any of the Company's common stock.

  Under the Asset Purchase Agreement, C&M retained certain liabilities owing to the Creditor. Pursuant to the terms of an agreement dated March 9, 2004, C&M agreed to transfer 4,500,000 of the 88,879,850 shares it acquired from the Company to the Creditor in exchange for the cancellation of the trade debt, a release of certain claims against the Company, and the Creditor's agreement to continue to provide services to C&M and the Company.

  None.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except for the Asset Purchase Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, dated as of March __, 2004, by and among C&M, Velocity and Mr. Ohle.

Exhibit 2 -Asset Purchase Agreement, dated as of February 26, 2004, by and among the Company, C&M and Velocity.1

____________

1Previously filed by the Company as Exhibit 2.1 to the Form 8-K, filed with the Commission on March 15, 2004, File No. 000-33109.

Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C&M TRANSPORTATION, INC.

/s/ John Ohle

By: John Ohle, President

Dated: March 18, 2004

VELOCITY HOLDINGS, INC.

/s/ John Ohle

By: John Ohle, President

Dated: March 18, 2004

/s/ John Ohle

John Ohle

Dated: March 18, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.